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                                  EXHIBIT 99.2

                        CONSENT OF DELOITTE & TOUCHE LLP,
            INDEPENDENT PUBLIC AUDITORS FOR KINROSS GOLD CORPORATION


INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Annual Report of Kinross Gold Corporation on Form 40-F of our reports dated March 12, 2004 on our audit of the consolidated balances sheets of Kinross Gold Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations, common shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003, including comments to US Readers, appearing in the Renewal Annual Information Form for the year ended December 31, 2003. We also consent to the incorporation by reference in registration statements of Kinross Gold Corporation No. 333-102660 on Form F-10 and Nos. 333-05776, 033-93926, 033-82450, 333-08936,
333-09004, 333-12662, 333-13744 and 333-13742 on Form S-8 of our reports dated
March 12, 2004, appearing in the Renewal Annual Information Form included in this Annual Report on Form 40-F of Kinross Gold Corporation for the year ended December 31, 2003.



/s/ Deloitte & Touche LLP
Toronto, Ontario, Canada
April 30, 2004